UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2020

Commission File Number: 001-34661

Lianluo Smart Limited

(Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 2, 2020, Lianluo Smart Limited (the “Company”) closed a previously announced registered direct offering and a concurrent private placement, in which the Company sold to certain investors an aggregate of 4,900,000 Class A Common Shares, par value $0.002731 per share (the “Class A Common Shares”) and warrants to purchase up to 4,900,000 shares of the Company’s Class A Common Shares, for total aggregate gross proceeds of $3.43 million.

On February 14, 2020 and February 25, 2020, the Company also closed two registered direct offerings and two concurrent private placements, in which the Company sold to the same investors an aggregate of 6,090,000 Class A Common Shares and warrants to purchase up to 6,090,000 shares of the Company’s Class A Common Shares, for total aggregate gross proceeds of approximately $4.65 million. As a result of these three financings, the Company has raised total gross proceeds of approximately $8.08 million. The Company believes it satisfies both the minimum $2.5 million shareholders' equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1) and the minimum $5.0 million shareholders' equity requirement for initial listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5505(b)(1), as of the date of this filing. Staff of The Nasdaq Stock Market LLC will review and confirm the Company’s compliance with such listing standards after the Company files the annual report on Form 20-F for the fiscal year ended December 31, 2019, which is due on April 30, 2020.

In addition, the following table sets forth (on an unaudited basis) the Company’s shareholders’ equity position as of June 30, 2019, and as adjusted on a pro-forma basis:

	As of June 30, 2019
	Actual		Pro Forma (i)		Pro Forma (ii)		Pro Forma (iii)
Cash and cash equivalents		$53,548		$1,851,743		$4,091,743		$7,221,743
Total Current Liabilities		$2,739,801		$2,739,801		$2,739,801		$2,739,801
Stockholders’ equity	$		$		$		$
Class A Common Shares,		18,285		25,359		34,918		48,300
Class B Common Shares		30,345		30,345		30,345		30,345
Additional paid-in capital*		40,689,949		42,481,070		44,711,512		47,828,130
Accumulated deficit		(43,468,419)		(43,468,419)		(43,468,419)		(43,468,419)
Accumulated other comprehensive income		2,479,971		2,479,971		2,479,971		2,479,971
Total shareholders’ (deficit) equity		$(249,869)		$1,548,326		$3,788,326		$6,918,327
Total capitalization		$(249,869)		$1,548,326		$3,788,326		$6,918,327

*	Does not include any potential proceeds from the cash exercise of warrants issued in the three financings.
(i)	This Pro Forma reflects the issuance and sale of 2,590,000 Class A Common Shares in the registered direct offering that closed on February 14, 2020.
(ii)	This Pro Forma reflects both the issuance and sale of 2,590,000 Class A Common Shares on February 14, 2020 and issuance and sale of 3,500,000 Class A Common Shares on February 25, 2020.
(iii)	This Pro Forma reflects the issuance and sale of 2,590,000 Class A Common Shares on February 14, 2020, the issuance and sale of 3,500,000 Class A Common Shares on February 25, 2020 and the issuance and sale of 4,900,000 Class A Common Shares on March 2, 2020.

The information above is based on 6,695,475 Class A Common Shares issued and outstanding as of June 30, 2019 and excludes, as of such date, the following:

●	1,780,658 Class A Common Shares reserved for future issuance under the Company’s 2014 Share Incentive Plan;

●	899,867 Class A Common Shares issuable upon the exercise of outstanding options, which were previously issued under the Company’s equity incentive plans;

●	2,590,000 Class A Common Shares issuable upon exercise of the warrants issued in the private placement closed on February 14, 2020;

●	3,500,000 Class A Common Shares issuable upon exercise of the warrants issued in the private placement closed on February 25, 2020;

●	4,900,000 Class A Common Shares issuable upon exercise of the warrants issued in the private placement closed March 2, 2020; and

●	1,000,000 Class B common shares issuable upon exercise of the warrants issued to Hangzhou Lianluo Interactive Information Technology Co., Ltd., the Company’s majority shareholder who also holds all of the Company’s Class B common shares issued and outstanding as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

March 9, 2020	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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